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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                 AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                     AND TO
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                    -----------------------------------------

                              BLESSINGS CORPORATION
                            (NAME OF SUBJECT COMPANY)

                              VA ACQUISITION CORP.
                         HUNTSMAN PACKAGING CORPORATION
                                    (BIDDERS)

                     COMMON STOCK, PAR VALUE $.71 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    093532109
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                RICHARD P. DURHAM
                         HUNTSMAN PACKAGING CORPORATION
                                500 HUNTSMAN WAY
                           SALT LAKE CITY, UTAH  84108
                                 (801) 532-5200
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    Copy to:
                             JOHN L. MACCARTHY, ESQ.
                                WINSTON & STRAWN
                              35 WEST WACKER DRIVE
                                   SUITE 4200
                             CHICAGO, ILLINOIS 60601
                                 (312) 558-5600
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CUSIP No. 093532109
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1.   NAME OF REPORTING PERSONS:
     S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

     VA Acquisition Corp. (87-0579748)
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) / /
                                                                       (b) / /
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3.   SEC USE ONLY
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4.   SOURCE OF FUNDS

     BK, AF
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5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(e) OR 2(f)
                                                                           / /
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     5,925,072*
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8.   CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
     SHARES
                                                                           / /
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9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     Approximately 57.3% (fully diluted)
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10.  TYPE OF REPORTING PERSON

     CO
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* See footnote on following page.

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CUSIP No. 093532109
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1.   NAME OF REPORTING PERSONS:
     S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

     Huntsman Packaging Corporation (87-0496065)
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) / /
                                                                       (b) / /
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3.   SEC USE ONLY
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4.   SOURCE OF FUNDS
     BK
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5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(e) OR 2(f)
                                                                           / /
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION
      Utah
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7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
      5,925,072*
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8.   CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
     SHARES
                                                                           / /
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9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
     Approximately 57.3% (fully diluted)

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10.  TYPE OF REPORTING PERSON
     CO
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     *On April 7, 1998, Huntsman Packaging Corporation ("Parent") and VA
Acquisition Corp., a wholly-owned subsidiary of Parent (the "Purchaser"), entered into a Tender Agreement and Irrevocable Proxy (the "Tender Agreement") with Williamson-Dickie Manufacturing Company and the individuals named therein (collectively, the "Stockholders"), pursuant to which the Stockholders have agreed, among other things, to validly tender (and not to withdraw) pursuant to the Purchaser's tender offer all of the Shares (as defined below) beneficially owned by each such Stockholder (representing an aggregate of 5,925,072 Shares, or approximately 57.3% of the Shares of the subject company outstanding as of March 31, 1998 on a fully diluted basis). Pursuant to the Tender Agreement, each Stockholder has also irrevocably appointed the Purchaser as the attorney and proxy of such Stockholder to vote and otherwise act (by written consent or otherwise) with respect to all Shares that such Stockholder is entitled to vote at any meeting of stockholders of subject company, subject to certain limitations and restrictions. The Tender Agreement is described more fully in
Section 12 of the Offer to Purchase dated April 14, 1998 of Parent and the Purchaser (the "Offer to Purchase").

TENDER OFFER

     This Amendment No.1 to Schedule 14D-1 and to Schedule 13D amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") and the statement on Schedule 13D each originally filed on April 14, 1998 by VA Acquisition Corp., a Delaware corporation (the "Purchaser"), and wholly-owned subsidiary of Huntsman Packaging Corporation, a Utah corporation ("Parent"), with respect to the Purchaser's offer to purchase all of the outstanding shares of Common Stock, par value $.71 per share (the "Shares"), of Blessings Corporation, a Delaware corporation (the "Company"), at a price of $21.00 per share, net to the seller in cash. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given to such terms in the Schedule 14D-1.

ITEM 10.  ADDITIONAL INFORMATION.

The information set forth in Item 10(f) is hereby amended as follows:

     The information set forth in Section 2 ("Acceptance for Payment and Payment for Shares") of the Offer to Purchase is hereby amended by deleting the phrase "within the sole discretion of the Purchaser," in the second sentence of the first paragraph of said Section 2, and by inserting in lieu thereof the phrase "within the reasonable discretion of the Purchaser,".

     The information set forth in Section 8 ("Certain Information Concerning the Company") of the Offer to Purchase is hereby amended by (i) deleting the clause "Neither Parent, the Purchaser, the Company nor their respective financial advisors assume" at the beginning of the sixth sentence of the penultimate paragraph (in bold) of said Section 8, and by inserting in lieu thereof the clause "Neither Parent nor the Purchaser assumes", and (ii) deleting the clause "Neither Parent, the Purchaser, the Company nor any of their financial advisors has made, or makes, any representation to any person regarding the information contained in the Projections and none of them" at the beginning of the last sentence of the penultimate paragraph (in bold) of said Section 8, and by inserting in lieu thereof the clause "Neither Parent nor the Purchaser has made, or makes, any representation to any person regarding the information contained in the Projections and neither Parent, the Purchaser nor the Company".

     The information set forth in Section 14 ("Certain Conditions of the Offer") of the Offer to Purchase is hereby amended by deleting the phrase "(iii) at any time prior to the acceptance for payment of Shares, " in clause (iii) at the end of the introductory paragraph of said Section 14, and by inserting in lieu thereof the phrase "(iii) prior to the Expiration Date,".

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 1998

                                        VA ACQUISITION CORP.


                                        By: /s/ Richard P. Durham
                                           ----------------------------------
                                        Name:     Richard P. Durham
                                        Title:    President and
                                                  Chief Executive Officer


                                        HUNTSMAN PACKAGING CORPORATION


                                        By: /s/ Richard P. Durham
                                           ----------------------------------
                                        Name:     Richard P. Durham
                                        Title:    President and
                                                  Chief Executive Officer

                                  EXHIBIT INDEX


Exhibit Number      Exhibit Name
--------------      ------------

99(a)(1)* --   Offer to Purchase dated April 14, 1998.
99(a)(2)* --   Letter of Transmittal.
99(a)(3)* --   Notice of Guaranteed Delivery.
99(a)(4)* --   Letter to Brokers, Dealers, Banks, Trust Companies and Other
               Nominees.
99(a)(5)* --   Letter to Clients for use by Brokers, Dealers, Banks, Trust
               Companies and Other Nominees.
99(a)(6)* --   Guidelines for Certification of Taxpayer Identification Number on
               Substitute Form W-9.
99(a)(7)* --   Form of Summary Advertisement dated April 14, 1998.
99(a)(8)* --   Text of Press Release dated April 8, 1998 issued by the Company and Parent.
99(a)(9)* --   Text of Press Release dated April 14, 1998 issued by the
               Purchaser and Parent.
99(b)(1)* --   Credit Agreement dated as of September 30, 1997 among Parent, The
               Chase Manhattan Bank, as Administrative Agent, and the lenders named therein.
99(b)(2)* --   Commitment Letter dated April 7, 1998 from The Chase Manhattan
               Bank and Chase Securities Inc. to Parent.
99(c)(1)* --   Agreement and Plan of Merger dated as of April 7, 1998 by and among Parent, the Purchaser and the Company.
99(c)(2)* --   Tender Agreement and Irrevocable Proxy dated as of April 7, 1998 among Parent, the Purchaser, Williamson-Dickie Manufacturing
               Company and the individuals named therein.
99(c)(3)* --   Confidentiality Agreement dated as of January 22, 1998 from
               Parent for the benefit of the Company.
99(c)(4)* --   Bid Letter dated March 20, 1998 from Parent to the Company.
99(c)(5)* --   Exclusivity Letter dated as of March 29, 1998 by and between
               Parent and the Company.
99(c)(6)* --   Extension to Exclusivity Letter dated as of April 5, 1998 by and between Parent and the Company.
99(d)          --   Not applicable.
99(e)          --   Not applicable.
99(f)          --   Not applicable.

___________________
*  Previously filed